

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

<u>Via E-mail</u>
Mr. Sam Walsh
Chief Executive
Rio Tinto plc and Rio Tinto Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

> **Re: Rio Tinto plc and Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File Nos. 001-10533 and 001-34121**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>
<u>Ore reserves (under industry guide 7), page 55</u>

1.   We note your Form 20-F does not disclose proven and probable reserve estimates for your Rio Tinto Fer et Titane (RTFT), QIT Minerals Madagascar (QMM), Richards Bay Minerals (RBM) operations, and the Murowa Diamond mine when compared to reserve estimates reported on the Australian stock exchange. Supplementally provide an explanation for these reserve omissions and/or your variance in reporting practice considering improved mineral prices, additional property purchases, and the phase-out of long term contracts for your mineral sands.

2012 Financial Statements, page 138
Note 1 – Principal Accounting Policies, page 146
(i) Depreciation and Impairment, page 151

2.   We note your disclosure that you apply the units of production method to calculate
        depreciation based on proven and probable reserves and, for some mines, other
        mineralization. Please clarify the type of mines and circumstances when you would
        include other mineralization and discuss how you determine that there is a high degree of
        confidence in economic extraction of the mineralization. Please provide us with draft
        disclosures to be included in future filings.

Impairment of non-current assets, page 151

3.   We note your policy that impairment of non-current assets is assessed at the level of
        cash-generating unit and in some cases operations with independent cash generating
        streams within a business unit. As there is significant judgment involved in making this
        determination, please provide the following information:

        a) clarify whether you are generally testing at the business unit level;

        b) provide your methodology for determining cash-generating units; and

        c) discuss how management monitors operations to identify independent cash generating
            streams

        Please provide us with draft disclosure to be included in future filings.

(vii) Capitalization of Exploration and Evaluation Costs..., page 157

4.   We note that your policy for capitalizing evaluation expenditures requires a high degree
        of confidence in the project's viability which coincides with the point at which
        construction of the project/the decision to mine is approved for development at the
        appropriate authorization level. It appears that once you have reached the stage of
        approval for construction/development (presumably established reserves demonstrating
        commercial viability and technical feasibility), you would be precluded from continuing
        to capitalize evaluation expenses per IFRS 6 paragraphs 5(b). Please clarify the type of
        expenses that you have capitalized and how your policy compares with the guidance in
        IFRS 6. Please provide us with draft disclosure of revisions to be included in future
        filings.

Exhibit 99.1

5.   We note the $5,837 citation reported for Kennecott Utah Copper LLC (Bingham
        Canyon). Please reconcile this disclosed citation amount with the $60,281 citation
        reported for this mine in 2012 on the Mine Safety and Health Administration website. If
        appropriate, please confirm in future filings that you will disclose the total dollar value of
        assessments of any type of violation in accordance with the Instruction to Item
        16H(a)(vi) of Form 20-F and in accordance with your July 20, 2012 response to comment
        11 of our letter dated June 22, 2012 pertaining to our review of the company's Form 20-F
        for the fiscal year ended December 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Erin Wilson at (202) 551-6047, Pamela Howell at (202) 551-3357 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
 Mining